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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2005

                         COMMISSION FILE NUMBER 1-13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]              No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


OTHER EVENTS

The Company is pleased to announce the appointment of Mr. Teo Tong Kooi as the new President of the Company. Mr. Teo's appointment as President follows the resignation by Mr. Wrixon F. Gasteen from the position of President and from the board of directors of the Company, with effect from January 31, 2005. Mr. Gasteen is expected to remain as a member of the board of directors of Guangxi Yuchai Machinery Company Limited, a subsidiary of the Company.

The directors and executive officers of the Company as of January 31, 2005 are set forth below:

     NAME                             POSITION
     ----                             --------
     Teo Tong Kooi                    President and Director
     Gao Jia Lin                      Vice President and Director
     Gan Khai Choon                   Director
     Raymond Chi-Keung Ho             Director
     Kwek Leng Peck                   Director
     Liu Chee Ming                    Director
     Wong Hong Ren                    Director
     Philip Ting Sii Tien             Chief Financial Officer and Director
     Sheila Murugasu                  General Counsel
     Ira Stuart Outerbridge III       Secretary

In addition, the Special Committee of the Company has been re-constituted with the following members:

     Wong Hong Ren (Chairman)
     Raymond Chi-Keung Ho
     Liu Chee Ming

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.


                                     CHINA YUCHAI INTERNATIONAL LIMITED


                                     By:  /s/ Philip Ting Sii Tien
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                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director
Dated: January 31, 2005

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